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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                 FORM 12b-25

                                                 Commission File Number MHO-6675

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K       Form 20-F    Form 11-K     Form 10-Q    Form N-SAR
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                 For Period Ended:___________________________________________
                 [ ]     Transition Report on Form 10-K
                 [ ]     Transition Report on Form 20-F
                 [ ]     Transition Report on Form 11-K
                 [ ]     Transition Report on Form 10-Q
                 [ ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

EYE TECHNOLOGY, INC.
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Full Name of Registrant


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Former Name if Applicable

16 SOUTH MARKET STREET
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Address of Principal Executive Office (STREET AND NUMBER)

PETERSBURG, VIRGINIA    23803
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City, State and Zip Code


                                    PART II
                            RULES 12b-25(b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X
 __      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          Eye Technology, Inc. (the "Company") underwent a change of control on February 6, 1998 pursuant to a "reverse acquisition" transaction. The new management established compliance under the Exchange Act of 1934, as amended, as a primary objective, engaging an independent auditor for the Company to audit the 1996 and 1997 financial statements of the Company, and instructing the auditors of Star Tobacco & Pharmaceuticals, Inc. (the entity acquired in the "reverse acquisition") to complete Star's financial statements for 1997. Due to the internal management difficulties of the Company prior to the change of control on February 6, 1998, and the inability of the Company to timely prepare its financial statements for the year ended December 31, 1997, the Company will not be able to file its Form 10-KSB report by the due date of March 31, 1998.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          SAMUEL P. SEARS, JR.           (804)              861-0681
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
         [ ] Yes   [X] No

         The Registrant has not filed its Annual Report on Form 10-KSB for the year ended December 31, 1996, or its Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997; June 30, 1997; or September 30, 1997.


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    [ ] Yes   [X]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

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                             EYE TECHNOLOGY, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  MARCH 26, 1998            By  /s/ SAMUEL P. SEARS, JR.
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